March 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	SPDR Index Shares Funds; SEC File Nos.: 333-92106 and 811-21145; Request for Withdrawal of Post-Effective Amendment Filings to the Trust’s Registration Statement on Form N-1A

Dear Sir/Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), SPDR Index Shares Funds (the “Trust”), on behalf of its series SPDR MSCI ACWI IMI ex Tobacco Fossil Fuel Reserves Free ETF (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 157 (“PEA No. 157”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-22-245522) on September 15, 2022, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 157 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on February 21, 2023 (Accession No. 0001193125-23-043256) (each, a “BXT Filing” and together with PEA No. 157, the “Filings”) and scheduled to become effective on March 22, 2023.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions, please contact me at (617) 335-6922 or david_urman@ssga.com.

Very truly yours,

/s/ David Urman
David Urman
Secretary

Cc:	W. John McGuire, Esq.

Beau Yanoshik, Esq.